1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD TO OBTAIN $35 MILLION LOAN
CONSEQUENT UPON CCAA COURT ORDER

September 20, 2012, Johannesburg, SA - Great Basin Gold Ltd. (“Great Basin Gold”), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces that it has agreed to a comprehensive term sheet from its existing bank lenders for a $35 million working capital loan which was approved as a debtor-in-possession (“DIP”) loan by order of the British Columbia Supreme Court pursuant to a Companies Creditors Arrangement Act (“CCAA”) filing made on September 19th, 2012 (Vancouver Registry 126583) . The DIP Loan will be a post-commencement financing under the previously announced business rescue (“BR”) provisions of the South African Companies Act which were commenced September 14, 2012. CCAA is a Canadian insolvency statute which will allow the Company a period of time to seek buyers and partners for its two gold mining projects and/or corporate level financiers in an effort to return Great Basin Gold to solvency.

The DIP Loan has a term of 6 months, extendable for up to 3 months, and is subject to certain fees, interest and costs. It contemplates that the Company will dispose or sell down its interest in its two gold projects or otherwise refinance or recapitalize over certain periods within the term of the DIP Loan. The DIP loan will be subject to a super-priority lien on the assets of Great Basin Gold, and will also have the benefit of liens and claims over the assets of its Nevada and South African subsidiaries. As part of their security package for the DIP loan, the DIP lenders will also receive from Great Basin Gold’s U.S. holding company a guarantee of the obligations of its South African subsidiaries’ obligations under an existing South African credit facility. The DIP Loan has received lenders’ credit committee approval and it is now principally subject to negotiation and execution of definitive documentation and other customary closing conditions. The DIP Loan proceeds will be used, subject to the concurrence of a business rescue practitioner in South Africa and KPMG LLP, the CCAA-appointed monitor in Canada, to affect an orderly suspension of operations at Burnstone, ongoing care and maintenance of Burnstone assets, and for working capital at Hollister. Hollister is expected to continue profitably producing gold at the rate of 6,000-7,000 ounces per month for the foreseeable future and no insolvency filings are currently expected for the Nevada operations.

Lou van Vuuren, interim CEO, commented on the recent developments, “We believe the DIP loan will be in the best interest of our workforce and other key stakeholders, as its proceeds will be use to ensure the proper treatment of our Burnstone employees and the responsible care and maintenance of this valuable project while Hollister operations will be enhanced by some additional working capital. We are confident that given the industry interest we are seeing in these two assets we will see one or more realization or recapitalization transactions complete within the term of the DIP Loan.”

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Michael Curlook, Head of Investor Services at 1-888-633-9332.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s liquidity challenges and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

There is currently no certainty that Southgold Exploration (Pty) Ltd will successfully emerge from business rescue proceedings and thereby prevent liquidation.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.